EXHIBIT 4.2

DESCRIPTION OF REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12

OF THE SECURITIES ACT OF 1934

The following is a description of each class of securities of Ur-Energy Inc. that is registered under Section 12 of the Securities and Exchange Act of 1934, as amended. For a complete description of the terms and provisions of such securities, refer to our Articles of Continuance and Articles of Amendment (“Articles”), our bylaws, as amended (“Bylaws”), and applicable provisions of the Canada Business Corporations Act. We have summarized certain portions of the Articles and Bylaws below. This summary is not complete. The Articles and Bylaws are incorporated by reference as exhibits to this Annual Report on Form 10-K. You should read the Articles and Bylaws in their entirety.

Common Shares and Preference Shares

Authorized Shares

The authorized capital of Ur-Energy consists of an unlimited number of Common Shares and an unlimited number of Class A Preference Shares. Our Class A Preference Shares are issuable by the Ur‑Energy Inc. Board of Directors (“Board”) in one or more series and the Board has the right and obligation to fix the number of shares in, and determine the designation, rights, privileges, restrictions and conditions attaching to the shares of each series. The rights of the holders of Common Shares will be subject to, and may be adversely affected by, the rights of the holders of any Class A Preference Shares that may be issued in the future. The Class A Preference Shares, may, at the discretion of the Board, be entitled to a preference over the Common Shares and any other shares ranking junior to the Class A Preference Shares with respect to the payment of dividends and distribution of assets in the event of liquidation, dissolution or winding up.

Dividend Rights

Holders of our Common Shares will be entitled to receive dividends when, as and if declared by our Board, out of funds legally available for their payment, subject to the rights of holders of any preferred shares that we may issue.

Voting Rights

Holders of our Common Shares are entitled to one vote per share in all matters as to which holders of Common Shares are entitled to vote. The presence, in person or by proxy, of two shareholders holding not less than 10% of our Common Shares entitled to vote as of the record date for a meeting constitutes a quorum for the transaction of business at a meeting.

Election of Directors

Our directors are elected by a plurality of the votes cast by the holders of our Common Shares in a meeting of shareholders at which a quorum is present. “Plurality” means that the individuals who receive the largest number of votes cast are elected as directors, up to the maximum number of directors to be chosen at the meeting. The Company has adopted a majority voting policy pursuant to which any director who fails to receive a majority of the votes cast will be required to tender his resignation. The Company has also adopted an advance notice by-law.

Liquidation

In the event of any liquidation, dissolution or winding up of Ur-Energy or other distribution of assets of the Company among its shareholders for the purpose of winding up its affairs, the shareholders of the Common Shares shall be entitled, subject to the rights of the holders of any other class ranking in priority to the Common Shares, to receive the remaining assets or property of the company ratably on a per share basis with out preference or distinction.

Redemption

Our Common Shares are not redeemable or convertible.

Preemptive Rights

Holders of our Common Shares are not entitled to preemptive rights in connection with any future issuance of Common Shares.

Warrants

February 2021

On February 4, 2021, we entered into a warrant agreement with Computershare Trust Company, N.A. (the “2021 Warrant Agreement”). Pursuant to the 2021 Warrant Agreement, the warrants may be exercised at any time on or after the date of issuance and will expire on February 5, 2024. The warrants contain provisions that prohibit exercise if the holder, together with any affiliates, would beneficially own in excess of 4.99%, or 9.99% upon notice by the holder or automatically if such holder already beneficially owns in excess of 4.99%, of the number of Common Shares outstanding immediately after giving effect to such exercise. The holder of the warrants may increase or decrease this percentage by providing at least 61 days prior notice from the holder to us. In the event of certain corporate transactions, the holders of the warrants will be entitled to receive, upon exercise of the warrants, the kind and amount of securities, cash or other property that the holders would have received had they exercised the warrants immediately prior to such transaction. The warrants do not contain voting rights or any of the other rights or privileges as a holder of our Common Shares. There is no established trading market for the warrants and we do not expect a market to develop. In addition, we do not intend to apply for the listing of the warrants on any national securities exchange or other trading market.

Anti-Takeover Effects of our Articles and Bylaws

Our Articles and Bylaws contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, some of which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with the Board, which we believe may result in an improvement of the terms of any such acquisition in favor of our shareholders. However, they also give the Board the power to discourage acquisitions that some shareholders may favor.

Advance Notice Requirements for Shareholder Proposals. Our Bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the Board or a committee of the Board.

Undesignated Preference Shares. The authorization of undesignated, or “blank check,” preference shares will make it possible for our Board to issue preference shares with voting or other rights or preferences that could impede the success of any attempt to change control of our Company.